As filed with the Securities and Exchange Commission on February 11, 2011
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LOCAL.COM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0849123 (I.R.S. Employer Identification Number)

7555 Irvine Center Drive
Irvine, California 92618
(949) 784-0800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Heath B. Clarke
7555 Irvine Center Drive
Irvine, California 92618
(949) 784-0800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Christopher M. Bartoli
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, IL 60601
(312) 861-8676
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date hereof.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this form are to be offered on a delayed or continued basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum
Title of each class of securities to be	Amount to be	offering price	Proposed maximum	Amount of
registered (1)	registered (2)	per unit (3)	aggregate offering price	registration fee
Common stock, $0.00001 par value per share, issuable upon the exercise of warrants	66,207	$7.02	$464,773.14	$53.96
Common stock, $0.00001 par value per share, issuable upon the exercise of warrants	77,707	$8.09	$628,649.63	$72.99
Total	143,914		$1,093,422.77	$126.95

(1)	There are also registered hereunder 143,914 Series A Participating Preferred Stock Rights (each, a “Right”). Each share of common stock also represents one Right, which is currently attached to and transferable only with the shares of common stock registered hereby.

(2)	All 143,914 shares registered pursuant to this registration statement are to be offered by the selling stockholders. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends or similar events, or as a result of anti-dilution provisions contained in the warrants.

(3)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(g) under the Securities Act.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state in which such offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED February 11, 2011
PROSPECTUS
143,914 Shares
Local.com Corporation
Common Stock, par value $0.00001 per share
This prospectus relates to the sale or other disposition of up to an aggregate of 143,914 shares of our common stock offered by the selling stockholders identified in this prospectus or their transferees. The shares covered by this prospectus consist of 143,914 shares of our common stock which are issuable upon the exercise of warrants which were issued on January 20, 2011. The warrants were issued as a result of the completion of the offer and sale of 4,600,000 shares of our common stock and in accordance with the anti-dilution provisions contained in each of the warrants to purchase up to 537,373 shares of common stock at an exercise price of $7.89 per share that were issued in a private placement transaction on August 1, 2007 and the warrants to purchase up to 537,373 shares of common stock at an exercise price of $9.26 per share that were issued in the same private placement transaction on August 1, 2007.
We will not receive any proceeds from the sale of the shares by the selling stockholders. We may, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised for cash. We are paying the expenses incurred in registering these shares.
You should carefully read this prospectus as well as any document incorporated by reference, before buying any of the common stock being offered.
Our common stock is quoted on the Nasdaq Capital Market under the symbol “LOCM.” The last reported sale price of our common stock on February 9, 2011 was $4.55 per share.
Investing in our common stock involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 and contained under similar headings in the other documents that we incorporate by reference into this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is [          ], 2011

-i-

ABOUT THIS PROSPECTUS
     We urge you to carefully read this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” before buying any of the securities being offered.
     You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.
     This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”
PROSPECTUS SUMMARY
To fully understand this offering by the selling stockholders and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those financial statements incorporated by reference in this prospectus. In this prospectus, the words “we,” “us,” “our” and similar terms refer to Local.com Corporation, a Delaware corporation, unless the context provides otherwise.
Local.com Corporation
     We are a provider of local search services on the Internet. We provide local search services to over 20 million consumers each month on the Internet. A local search is a search request from a consumer that contains a location modifier (for example, flowers in Irvine, CA). We provide proprietary search results using our patented technologies, and monetize those search results by placing ads on the search results page. A portion of these consumers interact with those ads, thereby generating ad revenue. Consumers conducting local searches typically convert into buying customers at a higher rate than other types of online searchers, because the addition of a location modifier within a search request typically indicates that the consumer is further along in the buying process, and therefore more apt to complete a transaction. As a result, advertisers are often willing to pay more to present their business listings alongside local search results.
     We serve consumers directly through our Owned & Operated business unit (“O&O”), and indirectly through our Network business unit (“Network”), and we serve direct and indirect advertisers via our Sales and Ad Services business unit (“SAS”).
     Our O&O business unit represents our proprietary local search traffic, and we serve consumers primarily via our flagship web property, Local.com, and via our proprietary network of over 20,000 local websites. Traffic reaches Local.com organically (which includes both direct-to-site and search engine optimized (“SEO”) search traffic), as well as through our search engine marketing (“SEM”) campaigns. Traffic reaches our proprietary network organically via SEO. We monetize our local search traffic by placing a variety of display, performance and subscription ad products alongside our search results.
     Our Network business unit represents third-party local search traffic, and we serve over 1,000 partner sites via our Local Syndication Network (“LSN”), such as local newspaper, TV and radio station websites, and our Local Distribution Network (“LDN”), local websites that receive our XML feed. We also host and manage over 60,000 local websites owned by third-parties via our Local Website Network (“LWN”). Through our LSN, we develop and host geo-targeted small business directories which are provided to our regional media partners, and this drives SEO traffic to the directories on our partners’ sites, which we monetize with ads. Through our LDN, our XML partners receive an XML feed which contains our advertiser listings as well as our organic search results in some instances, and they display those results in their websites’ “look and feel.” Our LWN consists of over 60,000 third-party domains, as of September 30, 2010, that are hosted and managed on our Octane360 platform. We optimize domain network sites by commissioning unique, targeted category/location-specific content from our Octane experts content marketplace and distributing that content on our domain network. We monetize all our Network partners’ local search traffic by placing a variety of performance and subscription ad products alongside the search results, and we share a portion of the ad revenues generated with those partners.
     Our Sales & Ad Services (“SAS”) business unit serves, as of September 30, 2010, over 60,000 direct small business customers with subscription advertising and web hosting products, as well as partners who supply us with additional advertiser listings. Our direct customers pay a fixed fee each month to receive either a premium listing on our Local.com search results’ pages (web listing) or a website (web hosting). Our partners provide us with various performance ad products including pay per click, pay per call and pay per lead, as well as display ad units that are paid per thousand impressions, which provide us with an effective way to monetize our search traffic. Yahoo! and SuperMedia Inc. are our two largest advertiser partners. We recently introduced a new ad product called Exact Match, which is based on the Octane360 platform. We are focusing our future SAS efforts primarily on selling this new product via channel sales partners such as yellow page directory publishers, regional media publishers, search verticals and ad agencies. In the fourth quarter of 2010, we announced that we will suspend acquisitions of LEC-billed subscriber bases in order to concentrate our resources around the Exact Match product suite. As a result, we anticipate revenue from our existing subscribers to decline as the number of subscribers churns out. As we shift our efforts to focus on the sale of our Exact Match products, we do not anticipate that the revenues from those efforts will fully-offset the decline in revenue from existing subscribers as they churn out as anticipated. Any decline in subscriber revenue and related margin could materially adversely affect our business and financial results.
     We use our proprietary, patented technologies in providing many of our services. We have a total of six patents issued and an additional ten patents pending in various areas of local and mobile search.
Corporate Information
     We were incorporated in Delaware in March 1999 as eWorld Commerce Corporation. In August 1999, we changed our name to eLiberation.com Corporation. In February 2003, we changed our name to Interchange Corporation. On November 2, 2006, we changed our name to Local.com Corporation.
     Our principal executive offices are located at 7555 Irvine Center Drive, Irvine, California 92618, and our telephone number is (949) 784-0800. We maintain our corporate website at www.local.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains, and the documents incorporated by reference herein include, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements about:
•	Management’s plans for the use of the net proceeds of this offering;

•	Our local search initiative;

•	Our ability to adapt our business following the Yahoo!-Bing integration or to improve our revenue per click and revenues following that integration;

•	Our history of incurring losses and expectation to incur losses in the future;

•	The future performance of our Octane360 and iTwango businesses;

•	Our advertising partners may unilaterally change how they value our inventory of available advertising placements;

•	Recent changes to our website;

•	The announced suspension of LEC-billed subscriber bases;

•	The performance of acquired assets and businesses;

•	Our ability to acquire Internet traffic and maintain our relationships with our advertising partners;

•	The failure to collect accounts receivable from Yahoo! Inc., which customer accounts for a significant percentage of our total accounts receivable;

•	The development, continued adoption and use of the Internet and local search advertising services;

•	The expansion of our operations;

•	The length and severity of the recent global economic and financial crisis;

•	Government and legal regulations;

•	Our ability to protect our intellectual property rights;

•	The effective operation of our computer and communication systems;

•	Our technology needs and technological developments; and

•	Our estimates concerning capital requirements and need for additional financing.
     In some cases, you can identify forward-looking statement by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “could,” “target,” “potential,” “is likely,” “will,” “expect,” “plan” “project,” “permit” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” in our SEC filings, and below under the caption “Risk Factors” in this prospectus. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. You should read this prospectus, the registration statement of which this prospectus is a part, and the exhibits and documents incorporated by reference herein and therein completely and with the understanding that our actual future results may be materially different from those described in forward-looking statements. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.
     You should assume that information contained in or incorporated by reference into this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

RISK FACTORS
     An investment in our common stock is risky. Prior to making a decision about investing in our common stock, you should carefully consider the specific risks discussed below and in the sections entitled “Risk Factors” contained in our filings with the SEC that are incorporated by reference in this prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the risks or uncertainties described in our SEC filings or any additional risks or uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.
RISKS RELATING TO THE COMPANY
If we are not successful with our local search initiative, our future financial performance may be affected.
     Since August 9, 2005, we have been operating the website located at www.local.com, a consumer facing destination website specializing in local search and content. Since the third quarter of 2007, we have been operating our Local Syndication Network (LSN) which provides local search results and local content to our publisher partners. We have and expect to continue to invest significant amounts of time and resources investing in our Local.com website, LSN and other similar initiatives, including our Local Distribution Network (LDN) launched in the third quarter of 2009. We cannot assure you that we will continue to sustain or grow our current revenue from these or other local search initiatives. We also cannot assure you that we will sustain or grow the number of consumers or advertisers that use or advertise on Local.com or our LSN and LDN offerings. If we are unable to sustain or grow the number of consumers using and/or advertisers advertising with Local.com and our LSN and LDN, our financial performance may be adversely affected.
We have historically incurred losses and may incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.
     We have a history of losses. We had a net loss of $6.3 million for the year ended December 31, 2009 and $8.6 million for the year ended December 31, 2008. We also had an accumulated deficit of $53.9 million at September 30, 2010. We have significantly increased our operating expenses by expanding our operations in order to grow our business and further develop and maintain our services. Such increases in operating expense levels may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue does not grow, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.
Our advertising partners may unilaterally change how they value our inventory of available advertising placements, which could materially affect our advertising revenue. Recently, Microsoft’s Bing began charging advertisers less for our search traffic, which resulted in less revenue per click (“RPC”) for our search results than Yahoo! had paid prior to the Yahoo!-Bing integration and which was the primary reason for the shortfall to our fourth quarter 2010 revenue guidance. If we are unable to improve RPC in the near term, these recent changes to the Yahoo! search and advertising platform could have a material and adverse effect on our financial results.

     Our advertising partners may unilaterally change how they value our inventory of available advertising placements for any number of reasons, including changes in their services, changes in pricing, algorithms or advertising relationships. We have little control over such decisions. If our advertising partners pay us less for our advertising inventory, our advertising revenue would be materially adversely affected.
     On February 7, 2011, we issued a press release in which we reported our fourth quarter and full year 2010 financial results. In the press release, based on unaudited preliminary results, total revenue for the fourth quarter 2010 was $20.0 million, and GAAP net income (loss) for the fourth quarter 2010 was $(891,000) or $(0.05) per diluted share, which includes a $1 million non-cash loss on warrant revaluation. For the full year 2010, our revenue was $84.1 million. The primary reason for the change in fourth quarter 2010 revenue from our original guidance was due to lower-than-expected revenue from Yahoo! due to Microsoft’s Bing charging advertisers less for our search traffic, which resulted in less RPC for our search results than Yahoo! had paid prior to the integration. We are actively working with Yahoo! to improve RPC and are also pursuing a number of other strategies, including, but not limited to, optimization of our search engine marketing campaigns as well as optimization and deployment of advertiser feeds from existing and new partners. These and other strategies are intended to preserve revenue and net income. However, we cannot give assurances that our efforts to improve monetization with Yahoo! or any of the alternative strategies will be successful. If we are unable to improve RPC in the near term, our business and financial results may be materially harmed and our revenue and net income in the first quarter 2011 may be lower than we preliminarily reported for the fourth quarter 2010.
     We derive over 50% of our revenue from the display of advertising from Yahoo! and also acquire traffic from Yahoo!. If we are unable to increase our RPC under the Yahoo!-Bing advertising platform, then our business revenues and financial condition will be materially adversely affected. In addition, any decreases in the breadth or depth of advertising available for display or any increase in our traffic acquisitions costs could materially adversely affect our ability to produce revenue and margin that is comparable to our historical results, in which case our business and financial results may be significantly harmed.
Recent changes to our Local.com website could have a material adverse effect on our financial results.
     In the fourth quarter of 2010, we launched our redesigned Local.com website. The impact the re-launch of our Local.com website will have on the ability of the Local.com site to generate revenue and margin comparable to the site’s historical performance is unknown. Any deterioration in the number of visits, click-throughs, page views, searches and other important metrics or any increase in traffic acquisition costs compared to historical results could materially adversely affect our ability to produce revenue and margin that is comparable to our historical results, in which case our business and financial results may be significantly harmed.
If we fail to maintain the number of customers purchasing our monthly subscription products, our revenue and our business could be harmed. Our announced suspension of LEC-billed subscriber bases is expected to result in a decline in revenue and earnings.
     Our monthly subscription customers do not have long-term obligations to purchase our products or services and many will cancel their subscriptions each month. As a result of this customer churn, we must continually add new monthly subscription customers to replace customers who cancelled and to grow our business beyond our current customer base.
     In the fourth quarter of 2010, we announced that we will suspend acquisitions of LEC-billed subscriber bases in order to concentrate our resources around the Exact Match product suite powered by our recently acquired Octane360 platform. As a result, we anticipate revenue from our existing subscribers to decline as the number of subscribers churns out. As we shift our efforts to focus on the sale of our Exact Match products, we do not anticipate that the revenues from those efforts will fully-offset the decline in revenue from existing subscribers as they churn out as anticipated. Any decline in subscriber revenue and related margin could materially adversely affect our business and financial results.
We have recently acquired assets and businesses and may face risks with integration and performance of these assets and businesses.
     As part of our business strategy, in July 2010, we acquired the assets of Octane360, a technology startup providing domain-based local advertising solutions to small businesses, domain portfolio owners, agencies and channel partners. In September 2010, we expanded our existing distribution agreement with SuperMedia, which provides for increased collaboration between the companies on new distribution, traffic, product and revenue initiatives. As a result, SuperMedia clients are distributed across our Octane360 network, which features over 80,000 locally-targeted sites. There are no assurances that similar distribution agreements with digital ad agencies or other parties will be available on terms that are financially and commercially acceptable or at all. In addition, we are in the process of integrating the Octane360 business and there can be no assurance that we will be able to successfully integrate the business into our operations.
     In January 2011, we acquired iTwango L.L.C., a technology platform that enables group-buying of discounted daily deals by consumers from local businesses. Like the Octane360 business, we are in the process of integrating the iTwango business and there can be no assurance that we will be able to successfully integrate the iTwango business into our operations.
     We may enter into additional acquisitions, business combinations or strategic alliances in the future. Acquisitions may result in dilutive issuances of equity securities, use of our cash resources, incurrence of debt and amortization of expenses related to intangible assets acquired. In addition, the process of integrating an acquired company, business or technology, which require a substantial commitment of resources and management’s attention, may create unforeseen operating difficulties and expenditures. The acquisition of a company or business is accompanied by a number of risks, including, without limitation:
•	the need to implement or remediate controls, procedures and policies appropriate for a public company at companies that prior to the acquisitions may have lacked such controls, procedures and policies;

•	the difficulty of assimilating the operations and personnel of the acquired company with and into our operations, which are headquartered in Irvine, California;

•	the failure to retain key personnel at the companies we acquire;

•	the potential disruption of our ongoing business and distraction of management;

•	the difficulty of incorporating acquired technology and rights into our services and unanticipated expenses related to such integration;

•	the failure to further successfully develop acquired technology resulting in the impairment of amounts currently capitalized as intangible assets;

•	the impairment of relationships with customers of the acquired company or our own customers and partners as a result of any integration of operations;

•	the impairment of relationships with employees of our own business as a result of any integration of new management personnel;

•	inability or difficulty in reconciling potentially conflicting or overlapping contractual rights and duties;

•	the potential unknown liabilities associated with the acquired company, including intellectual property claims made by third parties against the acquired company; and

•	the failure of an acquired company to perform as planned and to negatively impact our overall financial results.
     We may not be successful in addressing these risks or any other problems encountered in connection with the acquisitions of Octane360 or iTwango, or that we could encounter in future acquisitions, which would harm our business or cause us to fail to realize the anticipated benefits of our acquisitions.
Two of our advertising partners have provided a substantial portion of our revenue; the loss of either of these partners may have a material adverse effect on our operating results.
     Our advertising partner, Yahoo! Inc., represented 45% and 46% of our total revenue for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, and our advertising partner, SuperMedia Inc. (formerly known as Idearc Media Corp), represented 23% of our total revenue for each of the year ended December 31, 2009 and for the nine months ended September 30, 2010. It is difficult to predict whether Yahoo! and SuperMedia will continue to represent such a significant portion of our revenue in the future. Additionally, our contracts with each of these advertising partners are generally short term in nature. Upon expiration of these agreements, there can be no assurance that they will be renewed, or, if these agreements are renewed, that we would receive the same or a higher revenue share as we do under the current agreement, or involve the same amount of use of our paid-search services as currently used, or contain the same rights as they currently do, in which case our business and financial results may be harmed. Additionally, there can be no assurance that if we enter into an arrangement with alternative search providers the terms would be as favorable as those under the current Yahoo! and SuperMedia agreements. Even if we were to enter into an arrangement with an alternative search provider with terms as or more favorable than those under the current agreements with Yahoo! and SuperMedia, such arrangements might generate significantly lower search advertising revenues for us if the alternative search provider is not able to generate search advertising revenues as successfully as Yahoo! and SuperMedia currently does.
One customer accounts for a significant portion of our accounts receivable, and the failure to collect from that customer would harm our financial condition and results of operations.
     While most of our customers pay for our services in advance, some do not. One of our customers that does not pay in advance, Yahoo!, has and for the foreseeable future will likely continue to account for a significant portion of our accounts receivable. At December 31, 2009 and at September 30, 2010, Yahoo! represented 58% and 34%, respectively, of our total accounts receivable. Yahoo!’s accounts have been, and will likely continue to be, unsecured and any failure to collect on those accounts would harm our financial condition and results of operations.

A significant portion of the traffic to our Local.com website is acquired from other search engines, mainly google.com, the loss of the ability to acquire traffic could have a material and adverse effect on our financial results.
     We advertise on other search engine websites, primarily google.com, but also yahoo.com, msn.com and ask.com, by bidding on certain keywords we believe will drive traffic to our Local.com website. During the year ended December 31, 2009 and the nine months ended September 30, 2010, approximately 57% and 71%, respectively, of the traffic on our Local.com website and LSN partner websites was acquired through search engine marketing campaigns on other search engine websites. During the year ended December 31, 2009 and the nine months ended September 30, 2010, advertising costs to drive consumers to our Local.com website were $25.9 million and $22.9 million, respectively, of which $17.9 million and $17.0 million, respectively, was paid to Google Inc. If we are unable to advertise on these websites, or the cost to advertise on these websites increases, our financial results will suffer.
Problems with our computer and communication systems may harm our business.
     A key element of our strategy is to generate a high volume of traffic across our network infrastructure to and from our advertising partners and LSN and LDN. Accordingly, the satisfactory performance, reliability and availability of our software systems, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain advertising customers, as well as maintain adequate customer service levels. We may experience periodic systems interruptions. Any substantial increase in the volume of traffic on our software systems or network infrastructure will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our network infrastructure or timely expand and upgrade our systems and infrastructure to accommodate such increases.
We face intense competition from larger, more established companies, as well as our own advertising partners, and we may not be able to compete effectively, which could reduce demand for our services.
     The online paid-search market is intensely competitive. Our primary current competitors include Yahoo! Inc., Google Inc. and online directories, such as Yellowpages.com. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners may view us as a threat to their own internal paid-search services. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing agreements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do. In addition, the search industry has experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation has resulted in larger, more established and well-financed competitors with a greater focus on paid-search services. If these industry trends continue, or if we are unable to compete in the paid-search market, our financial results may suffer.
We are dependent on third party products, services and technologies; changes to existing products, services and technologies or the advent of new products, services and technologies could adversely affect our business.
     Our business is dependent upon our ability to use and interact with many third party products, services and technologies, such as browsers, data and search indices, and privacy software. Any changes made by third parties or consumers to the settings, features or functionality of these third party products, services and technologies or the development of new products, services and technologies that interfere with or disrupt our products, services and technologies could adversely affect our business. For instance, if a major search index were to alter its algorithms in a manner that resulted in our content not being indexed as often or appearing as high in its search results, our consumers might not be able to reach and use our content, products and services and our business could be adversely affected. Similarly, if more consumers were to switch their browsers to higher security settings to restrict the acceptance of cookies from the websites they visit, our ability to effectively use cookies to track consumer behavior in our business could be impacted and our business could be adversely affected.
We rely on our advertising partners to provide us access to their advertisers, and if they do not, it could have an adverse impact on our business.
     We rely on our advertising partners to provide us with advertiser listings so that we can distribute these listings to Local.com and our LSN and LDN partners in order to generate revenue when a consumer click-through or other paid event occurs on our advertising partners’ sponsored listings. Our advertising partners represented 81% of our total revenue for the year ended December 31, 2009 and 83% of our total revenue for the nine months ended September 30, 2010. Most of our agreements with our advertising partners are short-term, and, as a result, they may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. Our success depends, in part, on the maintenance and growth of our advertising partners. If we are unable to develop or maintain relationships with these partners, our operating results and financial condition could suffer.
We are dependent on LSN and LDN partners to provide us with local search traffic and access to local advertisers, and if they do not, our business could be harmed.
     We have contracts with our LSN, LWN and LDN partners to provide us with either local search traffic or access to local advertisers. Our LSN, LWN and LDN partners are very important to our revenue and results of operations. Any adverse change in our relationships with key LSN. LWN and LDN partners could have a material adverse impact on our revenue and results of operations. In many cases, our agreements with these LSN, LWN and LDN partners are short-term and/or subject to many variables which enable us or our LSN, LWN and LDN to discontinue our relationship or negotiate new terms that are less favorable to us with little or no notice. If we are unable to maintain relationships with our current LSN, LWN and LDN partners or develop relationships with prospective LSN, LWN and LDN partners on terms that are acceptable to us, our operating results and financial condition could suffer. Any decline in the number and/or quality of our LSN, LWN and LDN partners could adversely affect the value of our services.
The effects of the recent global economic crisis may impact our business, operating results, or financial condition.
     The recent global economic crisis has caused disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and has impacted levels of consumer spending. These macroeconomic developments could negatively affect our business, operating results, or financial condition in a number of ways. For example, current or potential customers, such as advertisers, may delay or decrease spending with us or may not pay us or may delay paying us for previously performed services. In addition, if consumer spending continues to decrease, this may result in fewer clicks on our advertisers’ ads displayed on our Local.com website or our LSN, LWN and LDN partner websites.
The current global financial crisis and uncertainty in global economic conditions may have significant negative effects on our access to credit and our ability to raise capital.

     We have historically relied on private placements of our equity to fund our operations. On June 28, 2010, we entered into a Loan and Security Agreement with Silicon Valley Bank, replacing our line of credit with Square 1 Bank that expired by its terms on June 25, 2010. The loan agreement provides us with a revolving credit facility of up to $30.0 million. The maturity date of the revolving credit facility is June 28, 2013. As of September 30, 2010, we had $7.0 million in borrowings outstanding under the revolving credit facility. We must meet certain financial covenants during the term of the revolving credit facility, including maintaining a minimum adjusted quick ratio of 1.25 to 1, which is a ratio of our unrestricted cash and cash equivalents plus net billed accounts receivable and investments that mature in fewer than 12 months to our current liabilities minus deferred revenue, warrant liability and plus 25% of any outstanding credit extensions under the revolving credit facility. We are also required to maintain a leverage ratio of not greater than 2.5 at the end of each fiscal quarter through June 30, 2012 and 2.0 at the end of each fiscal quarter thereafter. In addition, our quarterly adjusted EBITDA must equal at least $1,000,000 (this minimum amount is for financial covenant purposes only, and does not represent projections or expectations of our future financial results). As of September 30, 2010, we were in compliance with all such financial covenants; however, we cannot assure you that we will remain in compliance with our financial covenants in the future. If we are unable to comply with our financial covenants, the lender may declare an event of default under the loan agreement, in which event all outstanding borrowings would become immediately due and payable. We cannot assure you that we would have sufficient cash on hand to repay such outstanding borrowings if an event of default were declared under the loan agreement.
     The recent global financial crisis which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and/or fluctuations in equity and currency values worldwide, and concerns that the worldwide economy may enter into a prolonged recessionary period, may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all. The failure to raise capital or obtain credit when needed, or on acceptable terms, could have a material adverse effect on our business, prospects, financial condition and results of operations.
Our executive officers and certain key personnel are critical to our success, and the loss of these officers and key personnel could harm our business.
     Our performance is substantially dependent on the continued services and performance of our executive officers and other key personnel. While we have employment agreements with our five executive officers and certain key personnel, each of these may, however, be terminated with 30 days notice by either party. No key man life insurance has been purchased on any of our executive officers. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The failure to attract and retain our officers or the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.
The market for Internet and local search advertising services is in the early stages of development, and if the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.
     Internet marketing and advertising, in general, and paid-search, in particular, are in the early stages of development. Our future revenue and profits are substantially dependent upon the continued

widespread acceptance, growth, and use of the Internet and other online services as effective advertising mediums. Many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Local search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that local search results are less relevant and reliable than non-paid-search results, and may view paid-search results less favorably than search results generated by non-paid-search engines. If consumers reject our paid-search services, or commercial use of the Internet generally, and the number of click-throughs on our sponsored listings decreases, the commercial utility of our search services could be adversely affected which could have a material adverse effect on our business, prospects, financial condition and results of operations.
We expect that our anticipated future growth, including through potential acquisitions, may strain our management, administrative, operational and financial infrastructure, which could adversely affect our business.
     We anticipate that significant expansion of our present operations will be required to capitalize on potential growth in market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We expect to add a significant number of additional key personnel in the future, including key managerial and technical employees who will have to be fully integrated into our operations. In order to manage our growth, we will be required to continue to implement and improve our operational and financial systems, to expand existing operations, to attract and retain superior management, and to train, manage and expand our employee base. We cannot assure you that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully implement our business plan. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially adversely affected.
We may incur impairment losses related to goodwill and other intangible assets which could have a material and adverse effect on our financial results.
     As a result of our acquisition of Inspire Infrastructure 2i AB, the purchase of Local.com domain name, the Atlocal asset purchase, the acquisition of PremierGuide, Inc., the purchase of subscribers from LiveDeal, LaRoss and Best Click Advertising and the Simply Static, LLC (Octane360) asset purchase, we have recorded substantial goodwill and intangible assets in our consolidated financial statements. We are required to perform impairment reviews of our goodwill and other intangible assets, which are determined to have an indefinite life and are not amortized. Such reviews are performed annually or earlier if indicators of potential impairment exist. We performed our annual impairment analysis as of December 31, 2009 and determined that no impairment existed. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.
If we are not successful in defending against the patent infringement lawsuit filed against us, our operations could be materially adversely affected.
     On July 23, 2010, a lawsuit alleging patent infringement was filed in the United States District Court for the Eastern District of Texas against us and others in our sector, by GEOTAG, Inc., a Delaware corporation with its principal offices in Plano, Texas. The complaint alleges that we infringe U.S. Patent No. 5,930,474 (hereinafter, the “‘474 Patent”) as a result of the operation of our website at www.local.com. GEOTAG, Inc. purports to be the rightful assignee of all right, title and interest in and to the ‘474 Patent. The complaint seeks unspecified amounts of damages and costs incurred, including attorney fees, as well as a permanent injunction preventing us from continuing those activities that are alleged to infringe the ‘474 Patent. If it is determined that we have infringed the ‘474 Patent, we could be subject to damages and a permanent injunction that could have a material adverse effect on us and our operations. In addition, this litigation could have a material adverse effect on our financial condition and results of operations because of defense costs, diversion of management’s attention and resources and other factors.
We may be subject to intellectual property claims that create uncertainty about ownership of technology essential to our business and divert our managerial and other resources.
     There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. We cannot assure you that third parties will not, in the future, claim infringement by us with respect to our current or future services, trademarks or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.
     We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages if we willfully infringe, and, also, could put our patent applications at risk of not being issued.
     Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If investors perceive these results to be negative, it could have an adverse effect on the trading price of our common stock.
     Any patent litigation could negatively impact our business by diverting resources and management attention away from other aspects of our business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to obtain a license for the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.
We may be subject to lawsuits for information displayed on our websites and the websites of our advertisers, which may affect our business.
     Laws relating to the liability of providers of online services for activities of their advertisers and for the content of their advertisers’ listings are currently unsettled. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information we publish on our websites or the information that is published across our LSN and LDN. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by our advertisers. Our potential liability for unlawful activities of our advertisers or for the content of our advertisers’ listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.
If we do not deliver traffic that converts into revenue for advertisers, then our advertisers and our advertising partners may pay us less for their listing or discontinue listings with us.
     For our services to be successful, we need to deliver consumers to advertisers’ websites that convert into sales for the advertiser. If we do not meet advertisers’ expectations by delivering quality traffic, then our advertisers may pay us less for their monthly subscription listings and our advertising partners may pay us less per click or in both cases, cease doing business with us altogether, which may adversely affect our business and financial results. We compete with other web search services, online publishers and high-traffic websites, as well as traditional media such as television, radio and print, for a share of our advertisers’ total advertising expenditures. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to paid-search. Acceptance of our advertising offerings among our advertisers and advertising partners will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet. If we experience downward pricing pressure for our services in the future, our financial results may suffer.
If we fail to detect click-through fraud, we could lose the confidence of our advertisers and advertising partners, thereby causing our business to suffer.
     We are exposed to the risk of fraudulent or illegitimate clicks on our sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertisers and advertising partners may become dissatisfied with our advertising programs, which could lead to loss of advertisers, advertising partners and revenue.
If we do not continue to develop and offer compelling content, products and services, our ability to attract new consumers or maintain the engagement of our existing consumers could be adversely affected.
     We believe we must offer compelling content, products and services in order to attract new consumers and maintain the engagement of our existing consumers. Our ability to acquire, develop and offer new content, products and services, as well as new features, functionality and enhanced performance for our existing content, services and products requires substantial costs and efforts. The consumer reception of any new offerings we may make is unknown and subject to consumer sentiment that is difficult to predict. If we are unable to provide content, products, and services that are sufficiently attractive and relevant to consumers (including subscribers to our monthly subscription listing products), we may not be able to attract new consumers or maintain or increase our existing consumers’ engagement with our Local.com site or our LSN and LWN offerings. Even if we are successful in the development and offering of compelling content, products, features, and services, we may not be able to attract new consumers or maintain or increase our existing consumers’ engagement.
If we cannot continue to develop and offer effective advertising products and services, our advertising revenues could be adversely affected.

     We believe that growth in our advertising revenues depends on our ability to continue offering our advertisers and publishers with effective products and services. Developing new and improving upon our existing products and services may require significant effort and expense. If we are unable to develop and improve our advertising products and services, including those that more effectively or efficiently plan, price or target advertising, our advertising revenues could be adversely affected.
If our billing partners lose the ability to bill our monthly subscription customers through Local Exchange Carriers on those monthly subscription customers’ telephone bills it would adversely impact our results of operations.
     We currently maintain a billing relationship with certain third parties that bill some of our monthly subscription customers for us through each customer’s local exchange carrier (“LEC”). These third parties are approved to bill our products and services directly on most of our monthly subscription customers’ local telephone bills through their LEC, commonly referred to as their local telephone company. During the year ended December 31, 2009 and the nine months ended September 30, 2010, approximately 92% and 87%, respectively, of our monthly subscription customers were billed via LEC billing and revenue from LEC billing represented approximately 10% and 14%, respectively, of our total revenue. The existence of the LECs is the result of federal legislation. As such, Congress could pass future legislation that obviates the existence of or the need for the LECs. Additionally, regulatory agencies could limit or prevent the ability of our third party partners to use the LECs to bill our monthly subscription customers. Similarly, the introduction of and advancement of new technologies, such as WiFi technology or other wireless-related technologies, could render unnecessary the existence of fixed telecommunication lines, which also could obviate the need for and access to the LECs. Finally, our third party billing partners have historically been affected by the LECs’ internal policies. With respect to certain LECs, such policies are becoming more stringent. The inability on the part of our third party billing partners to use the LECs to bill our advertisers through their monthly telephone bills could increase the churn rate of our existing monthly subscription customers and would have a material adverse impact on our financial condition and results of operations.
Our revenue may decline over time due to the involvement of the alternative telephone suppliers in the local telephone markets.
     Due to competition in the telephone industry, many business customers are finding alternative telephone suppliers, such as Competitive Local Exchange Carriers, cable companies, VOIP offerings, and the like that offer less expensive alternatives to the LECs. When the LECs effectuate a price increase, many business customers look for an alternative telephone supplier. When our monthly subscription customers switch service providers from the LECs to an alternate telephone supplier, our third party billing partners may be precluded from billing these monthly subscription customers on their monthly telephone bill and we must instead convert them to alternative billing methods such as credit card. This conversion process can be disruptive to our operations and result in lost revenue. We cannot provide any assurances that our efforts will be successful. The inability on the part of our third party billing partners to use the LECs to bill our advertisers through their monthly telephone bills could increase the churn rate of our existing monthly subscription customers and would have a material adverse impact on our financial condition and results of operations.
Our ability to efficiently bill our monthly subscription customers depends upon our third party billing partners.
     We currently depend upon our third party billing partners to efficiently bill and collect monies through LEC billing. We currently have agreements with two third party billing partners. Any disruption in these third parties’ ability to perform these functions could adversely affect our financial condition and results of operations.
If our monthly subscription customers file complaints against us or our partners, we could be forced to refund material amounts of monthly subscription revenues and our ability to operate our subscription service could be adversely impacted, which would adversely affect our results of operation.
     We have internal and outsourced telesales initiatives that could result in complaints from our monthly subscription customers against us or our third party partners who dispute that they have agreed to receive and be billed for our monthly subscription services. Monthly subscription customers may also direct their complaints to a state’s attorney general’s office, federal agencies such as the Federal Trade Commission, their LEC and other authorities. If a complaint is directed to an attorney general, a Federal agency, a LEC or other authorities, we may be forced to alter or curtail our sales and billing activity and to refund the monthly subscription fees that have already been collected for services rendered in unknown amounts. If this were to happen, our financial results could be materially impacted.
Failure to adequately protect our intellectual property and proprietary rights could harm our competitive position.
     Our success is substantially dependent upon our proprietary technology, which relates to a variety of business and transactional processes associated with our paid-search advertising model, our Keyword DNA technology and our Local Connect search and advertising platform. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures, to protect our proprietary rights. We have been issued six patents and although we have filed additional patent applications on certain parts of our technology, much of our proprietary information may not be patentable. We cannot assure you that we will develop proprietary technologies that are patentable or that any pending patent applications will be issued or that their scope is broad enough to provide us with meaningful protection. We own the trademarks for Local.com, ePilot, Pay Per Connect, Local Promote, Local Connect, Keyword DNA, Assured Response, Network Advantage, Paid Search Plus and OCTANE360 in the United States and may claim trademark rights in, and apply for trademark registrations in the United States for a number of other marks. We cannot assure you that we will be able to secure significant protection for these marks. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or duplicate our services or design around patents issued to us or our other intellectual property rights. If we are unable to adequately protect our intellectual property and proprietary rights, our business and our operations could be adversely affected.
We rely on third party technology, server and hardware providers, and a failure of service by any of these providers could adversely affect our business and reputation.
     We rely upon a third party data center provider to host our main servers and expect to continue to do so. In the event that this provider experiences any interruption in operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with another service provider or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against our provider in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by our current co-location provider. We also rely on third party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.
If we fail to scale and adapt our existing technology architecture to manage the expansion of our offerings our business could be adversely affected.
     We anticipate expanding our offerings to consumers, advertisers and publishers. Any such expansion will require substantial expenditures to scale or adapt our technology infrastructure. As usage increases and products and services expand, change or become more complex in the future, our complex technology architectures utilized for our consumer offerings and advertising services may not provide satisfactory support. As a result, we may make additional changes to our architectures and systems to deliver our consumer offerings and services to advertisers and publishers, including moving to completely new technology architectures and systems. Such changes may be challenging to implement and manage, may take time to test and deploy, may cause us to incur substantial costs and may cause us to suffer data loss or delays or interruptions in service. These delays or interruptions in service may cause consumers, advertisers and publishers to become dissatisfied with our offerings and could adversely affect our business.
Our business is subject to a number of natural and man-made risks, including natural disasters such as fires, floods, and earthquakes and problems such as computer viruses or terrorism.
     Our systems and operations are vulnerable to damage or interruption from natural disaster and man-made problems, including fires, floods, earthquakes, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. As an example, if we were to experience a significant natural disaster, such as an earthquake, fire or flood, it likely would have a material adverse impact on our business, operating results and financial condition, and our insurance coverage will likely be insufficient to compensate us for all of the losses we incur. Additionally, our servers may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential intellectual property or customer data. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the Southern California area, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide customer service, such disruptions could negatively impact our ability to run our business, which could have an adverse affect on our operating results and financial condition.
State and local governments may be able to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services.
     Beginning in 1998, the federal government imposed a moratorium on state and local governments’ imposition of new taxes on Internet access and eCommerce transactions, which has now expired. State and local governments may be able to levy additional taxes on Internet access and eCommerce transactions unless the moratorium is reinstituted. Any increase in applicable taxes may make eCommerce transactions less attractive for businesses and consumers, which could result in a decrease in eCommerce activities and the level of usage of our services.
Federal, state or international laws or regulations applicable to our business could adversely affect our business.

     We are subject to a variety of existing federal, state and international laws and regulations in the areas of advertising, content regulation, privacy, consumer protection, defamation, child protection, advertising to and collecting information from children, taxation and billing, among others. These laws can change, as can the interpretation and enforcement of these laws. Additionally, new laws and regulations may be enacted at any time. Compliance with laws is often costly and time consuming and may result in the diversion of a significant portion of management’s attention. Our failure to comply with applicable laws and regulations could subject us to significant liabilities which could adversely affect our business. Specific federal laws that impact our business include The Digital Millennium Copyright Act of 1998, The Communications Decency Act of 1996, The Children’s Online Privacy Protection Act of 1998 (including related Federal Trade Commission regulations), The Protect Our Children Act of 2008, and The Electronic Communications Privacy Act of 1986. Additionally, there are a number of state laws and pending legislation governing the breach of data security in which sensitive consumer information is released or accessed. If we fail to comply with applicable laws or regulations we could be subject to significant liability which could adversely affect our business.
Failure to comply with federal, state or international privacy laws or regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.
     We are subject to a variety of federal, state and international laws and regulations that govern the collection, retention, use, sharing and security of consumer data. Existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. Additionally, it is possible that existing laws may be expanded upon or new laws passed that would require our compliance. Any failure to comply with the existing laws, regulations, industry self-regulatory principles or our own posted privacy policies and practices concerning the collection, use and disclosure of user data on our websites could result in claims, proceedings or actions against us by governmental entities or others, which could adversely affect our business. In addition, any failure or perceived failure by us to comply with industry standards or with our own privacy policies and procedures could result in a loss of consumers or advertisers and adversely affect our business.
Government and legal regulations with respect to the Internet may damage our business.
     There are currently few significant laws or regulations directly applicable to access to or commerce on the Internet. It is possible, however, that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as the positioning of sponsored listings on search results pages. For example, the Federal Trade Commission, or FTC, has in the past reviewed the way in which search engines disclose paid-search practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid-search results are clearly distinguished from non-paid results, that the use of paid- search is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results. In February 2009, the FTC issued a staff report titled “Self-Regulatory Principles for Online Behavioral Advertising.” In December 2009, the FTC issued “Guides Concerning the Use of Endorsements and Testimonials in Advertising.”
     The adoption of laws, regulations, guidelines and principles relating to online advertising, including behavioral advertising, placement of paid search advertisements or user privacy, defamation or taxation and the like may inhibit the growth in use of the Internet, which in turn, could decrease the demand for our services and increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Any new legislation or regulation, or the application of existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations.

Any regulation of our use of cookies or similar technologies could adversely affect our business.
     We use small text files placed in a consumer’s browser, commonly known as cookies, to facilitate authentication, preference management, research and measurement, personalization and advertisement and content delivery. Several Federal, state and international governmental authorities are regularly evaluating the privacy implications inherent in the use of third-party web “cookies” for behavioral advertising and other purposes. Any regulation of these tracking technologies and other current online advertising practices could adversely affect our business.
We have had to restate our financial results for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and as a result, have determined that we had a material weakness in our internal control over financial reporting as of December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010 and that our disclosure controls and procedures as of March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010 were not effective. If we are unable to implement adequate controls and procedures we may not be able to accurately report our financial results, which could harm our business and operating results.
     On February 1, 2010, we announced that during our year-end review, management determined that warrants we issued in connection with a financing during 2007 contained an anti-dilution feature that should be reclassified and treated as a derivative liability effective January 1, 2009 per the amended provisions regarding the accounting for derivatives and determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception regarding derivative accounting issued by the FASB. On February 1, 2010, management and our Audit Committee determined that our financial statements included in our quarterly reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 should no longer be relied upon.
     Accordingly, on that date, we filed amendments to our quarterly reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 to restate our financial statements to include the non-cash charges related to the revaluation of the warrant liability. These restatements had no impact on our previously reported revenues, cash flows from operations or total cash and cash equivalents shown in the condensed consolidated financial statements for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009.
     As described under “Item 9A — Controls and Procedures” in our Annual Report on Form 10-K/A for the period ended December 31, 2009, our Chief Executive Officer and Chief Financial Officer determined that as of the end of the quarterly periods ended March 31, 2009, June 30, 2009, September 30, 2009 and December 31, 2009, our disclosure controls and procedures and our internal control over financial reporting were not effective due to a material weakness in our internal control over financial reporting. As described under “Item 4T — Controls and Procedures” in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, our Chief Executive Officer and Chief Financial Officer determined that as of the end of the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, our disclosure controls and procedures and our internal control over financial reporting were not effective due to a material weakness in our internal control over financial reporting with respect to our reporting of complex and non-routine transactions.
     To address this material weakness, we have engaged and will continue to engage outside experts, as needed, to provide counsel and guidance in areas where we cannot economically maintain the required expertise internally (e.g., with the appropriate classifications and treatments of complex and non-routine transactions). Specifically, we have engaged a consulting firm to review our derivative valuation assumptions and calculations.

     We may adopt additional remediation measures related to the identified control deficiency as necessary as well as to continue to evaluate our internal controls on an ongoing basis and to upgrade and enhance them as needed.
     Our Audit Committee has taken an active role in reviewing and discussing the identified material weakness with our auditors and financial management. Our management and the Audit Committee will actively monitor the implementation and effectiveness of the remediation measures taken by our financial management. We are currently working towards remediation of the material weakness and anticipate full remediation as of December 31, 2010.
     We cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future. Remedying the material weakness that we have identified could require us to incur significant costs, hire additional personnel, expend significant time and management resources or make other changes. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports. Any failure to remediate this material weakness in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
     Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes against its post-change income may be limited. We believe that with our initial public offering, our recent private placements and other transactions that have occurred over the past four years, we have triggered an “ownership change” limitation. We have performed an analysis to determine to what extent our ability to utilize our net operating loss carryforwards is limited. We determined that our Section 382 limitation is $3.7 million a year of which we have accumulated $14.9 million available for use in fiscal 2010. We may also experience ownership change in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2009, we had net operating loss carryforwards of approximately $46.0 million and $40.9 million for federal and state income tax purposes, respectively. However, on September 23, 2008, the State of California suspended the use of net operating loss carryforwards for 2008 and 2009 and on October 19, 2010 suspended the use of net operating loss carryforwards for 2010 and 2011. As a result of this suspension, we will not be able to make use of net operating loss carryforwards for state income tax purposes for the indefinite future. There can be no guarantee that we will ever be able to use these state net operating loss carryforwards in the future.
RISKS RELATING TO OUR COMMON STOCK
The market price of our common stock has been and is likely to continue to be highly volatile, which could cause investment losses for our stockholders and result in stockholder litigation with substantial costs, economic loss and diversion of our resources.
     The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations as a result of various factors, many of which are beyond our control, including:

•	developments concerning proprietary rights, including patents, by us or a competitor;

•	market acceptance of our new and existing services and technologies;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	continued growth in the Internet and the infrastructure for providing Internet access and carrying Internet traffic;

•	introductions of new services by us or our competitors;

•	enactment of new government regulations affecting our industry;

•	changes in the number of our advertising partners or the aggregate amount of advertising dollars spent with us;

•	seasonal fluctuations in the level of Internet usage;

•	loss of key employees;

•	institution of litigation, including intellectual property litigation, by or against us;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

•	short selling of our stock;

•	large volumes of sales of our shares of common stock by existing stockholders;

•	changes in the market valuations of similar companies; and

•	changes in our industry and the overall economic environment.
     Due to the short-term nature of our advertising partner agreements and the emerging nature of the online advertising market, we may not be able to accurately predict our operating results on a quarterly basis, if at all, which may lead to volatility in the trading price of our common stock. In addition, the stock market in general, and the Nasdaq Capital Market and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and potentially, economic loss, and a diversion of our management’s attention and resources. As a result of these and other factors, you may not be able to resell your shares above the price you paid and may suffer a loss on your investment.

We have never paid dividends on our common stock.
     Since our inception, we have not paid cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future due to our limited funds for operations. Therefore, any return on your investment would likely come only from an increase in the market value of our common stock.
Certain warrants contain anti-dilution provisions that would be triggered upon an offering of our common stock and the exercise of options and warrants and other issuances of shares of common stock will likely have a dilutive effect on our stock price.
     As of December 31, 2010, there were outstanding options to purchase an aggregate of 4,037,513 shares of our common stock at a weighted average exercise price of $5.02 per share, of which options to purchase approximately 1,964,357 shares were exercisable as of such date. As of December 31, 2010, there were outstanding warrants to purchase 1,334,022 shares of our common stock, at a weighted average exercise price of $7.88 per share.
     On January 20, 2011, in connection with the completion of the public offering of 4,600,000 shares of our common stock and in accordance with the anti-dilution provisions contained in each of the warrants to purchase up to 537,373 shares of common stock at an exercise price of $7.89 per share that were issued in a private placement transaction on August 1, 2007 (the “Series A Warrants”) and the warrants to purchase up to 537,373 shares of common stock at an exercise price of $9.26 per share that were issued in the same private placement transaction on August 1, 2007 (the “Series B Warrants”), the exercise price of the Series A Warrants and the Series B Warrants was reduced to $7.02 per share and $8.09 per share, respectively, and the Company issued an additional 66,207 Series A Warrants at an exercise price of $7.02 per share, which are immediately exercisable (the “New Series A Warrants”), and an additional 77,707 Series B Warrants at an exercise price of $8.09 per share, which are immediately exercisable (the “New Series B Warrants” and together with the New Series A Warrants, the “New Warrants”). The Series A Warrants and the Series B Warrants are exercisable until January 31, 2013 and January 31, 2014, respectively, and the New Series A Warrants and the New Series B Warrants are exercisable until January 31, 2013 and January 31, 2014, respectively. The shares covered by this prospectus consist of 143,914 shares of our common stock which are issuable upon the exercise of the New Warrants by the selling stockholders.
     The exercise of options and warrants, and the conversion of convertible securities, at prices below the market price of our common stock could adversely affect the price of shares of our common stock. In addition, the exercise of options and warrants will cause dilution to our existing shareholders. Additional dilution may result from the issuance of shares of our capital stock in connection with collaborations or commercial agreements or in connection with other financing efforts.
     The issuance of additional shares of our common stock could be dilutive to stockholders if they do not invest in future offerings. Moreover, to the extent that we issue options or warrants to purchase, or securities convertible into or exchangeable for, shares of our common stock in the future and those options, warrants or other securities are exercised, converted or exchanged (or if we issue shares of restricted stock), stockholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series.
Because almost all of our outstanding shares are freely tradable, sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.

     As of January 31, 2011, we had outstanding 21,206,033 shares of common stock, of which our directors and executive officers own 83,412 shares which are subject to the limitations of Rule 144 under the Securities Act. All of the 21,122,621 remaining outstanding shares are freely tradable.
     In general, Rule 144 provides that any non-affiliate of ours, who has held restricted common stock for at least six months, is entitled to sell their restricted stock freely, provided that we stay current in our filings with the SEC.
     An affiliate of our company may sell after six months with the following restrictions:
•	we are current in our filings;

•	certain manner of sale provisions;

•	filing of Form 144; and

•	volume limitations limiting the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares or, the average weekly trading volume during the four calendar weeks preceding the filing of a notice of sale.
     Because almost all of our outstanding shares are freely tradable and the shares held by our affiliates may be freely sold (subject to the Rule 144 limitations), sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.
Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.
     Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our amended and restated certificate of incorporation and in our amended and restated bylaws:
•	special meetings of our stockholders may be called only by our Chief Executive Officer, by a majority of the members of our board of directors or by the holders of shares entitled to cast not less than 10% of the votes at the meeting;

•	stockholder proposals to be brought before any meeting of our stockholders must comply with advance notice procedures;

•	our board of directors is classified into three classes, as nearly equal in number as possible;

•	newly-created directorships and vacancies on our board of directors may only be filled by a majority of remaining directors, and not by our stockholders;

•	a director may be removed from office only for cause by the holders of at least 75% of the voting power entitled to vote at an election of directors;

•	our amended and restated bylaws may be further amended by our stockholders only upon a vote of at least 75% of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•	our board of directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.
     We implemented a Stockholder Rights Plan, dated October 15, 2008, which may also have the effect of deterring or delaying attempts by our stockholders to affect changes in control. Each Right entitles the registered holder to purchase from our company one one-thousandth (1/1000) of a share of Series A Participating Preferred Stock, par value $0.00001, which we refer to as the preferred shares, of our company at a price of $10.00, which we refer to as the purchase price, subject to adjustment. The number of shares constituting the series of preferred shares is 30,000. The Rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire us and to provide the Board of Directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the shares of our outstanding common stock without the approval of our Board of Directors. The Rights, however, should not affect any prospective offer or willingness to make an offer at a fair price as determined by our Board. The Rights should not interfere with any merger or other business combination approved by our Board of Directors. However, because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, our rights plan could make it more difficult for a third-party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board of Directors regarding that acquisition.
     We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

ISSUANCE OF WARRANTS
     On August 1, 2007, we issued 2,356,900 shares of our common stock, par value $0.00001 per share, for an aggregate purchase price of $12,962,950 to institutional investors in a private placement transaction pursuant to a Securities Purchase Agreement, dated as of July 31, 2007 (the “Securities Purchase Agreement”). In connection with the sale of the common stock, we also issued the investors warrants to purchase up to 471,380 shares of our common stock at an exercise price of $7.89 per share exercisable beginning February 1, 2008 and for a period of five years thereafter (the “Investors’ Series A Warrants”); and warrants to purchase up to 471,380 shares of our common stock at an exercise price of $9.26 per share exercisable beginning February 1, 2008 and for a period of six years thereafter (the “Investors’ Series B Warrants”). In connection with the transaction described herein, we also entered into a Registration Rights Agreement which obligates us to register the resale of the shares of common stock sold in the private placement and the shares of common stock issuable upon exercise of the warrants under the Securities Act.
     In connection with the transaction, GunnAllen Financial Inc. (“GunnAllen”) acted as our placement agent. For payment for these services, we paid GunnAllen cash fees and we issued GunnAllen warrants to purchase up to 46,063 shares of our common stock at $7.89 per share (the “GunnAllen Series A Warrants”) and warrants to purchase up to 46,063 shares of our common stock at $9.26 per share (the “GunnAllen Series B Warrants”). In addition, we issued Norman K. Farra Jr., a member of our board of directors and then an employee of GunnAllen, warrants to purchase 19,930 shares of our common stock at $7.89 per share (the “Farra Series A Warrants” and together with the Investors’ Series A Warrants and the GunnAllen Series A Warrants, the “Series A Warrants”) and warrants to purchase 19,930 shares of our common stock at $9.26 per share (the “Farra Series B Warrants” and together with the Investors’ Series B Warrants and the GunnAllen Series B Warrants, the “Series B Warrants”).
     On January 20, 2011, in connection with the completion of the public offering of 4,600,000 shares of our common stock and in accordance with the anti-dilution provisions contained in each of the Series A Warrants and the Series B Warrants, the exercise price of the Series A Warrants and the Series B Warrants was reduced to $7.02 per share and $8.09 per share, respectively, and we issued an additional 66,207 Series A Warrants at an exercise price of $7.02 per share, which are immediately exercisable (the “New Series A Warrants”), and an additional 77,707 Series B Warrants at an exercise price of $8.09 per share, which are immediately exercisable (the “New Series B Warrants” and together with the New Series A Warrants, the “New Warrants”). The Series A Warrants and the Series B Warrants are exercisable until January 31, 2013 and January 31, 2014, respectively, and the New Series A Warrants and the New Series B Warrants are exercisable until January 31, 2013 and January 31, 2014, respectively. The shares covered by this prospectus consist of 143,914 shares of our common stock which are issuable upon the exercise of the New Warrants by the selling stockholders.
USE OF PROCEEDS
     This prospectus covers 143,914 shares of our common stock, which may be sold, or otherwise disposed of, from time to time by the selling stockholders or their transferees. We will not receive any part of the proceeds from the sale or other disposition of common stock by the selling stockholders. If all of the warrants being registered for resale hereunder are fully exercised for cash, we will receive approximately $1.1 million in cash from the warrant holders. Any proceeds received by us from the exercise of warrants will be used by us for general corporate purposes, including working capital.

SELLING STOCKHOLDERS
     The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon exercise of the warrants. For additional information regarding the issuances of the warrants, see “Issuance of Warrants” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Other than Norman K. Farra Jr., who is a member of our board of directors and a member of the audit committee of our board of directors, the selling stockholders have not had any material relationship with us within the past three years except for the ownership of the shares of common stock and the warrants.
     The table below sets forth (i) the name of each selling stockholder; (ii) the number of shares of common stock beneficially owned by each selling stockholder prior to the offering, including the shares of common stock being offered by each selling stockholder pursuant to this prospectus; (iii) the number of shares of common stock being offered by each selling stockholder pursuant to this prospectus; and (iv) the number and percentage of shares of common stock beneficially owned by each selling stockholder assuming the sale of all the shares of common stock offered by each selling stockholder pursuant to this prospectus.
     Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. To our knowledge, each selling stockholder named in the table below has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by such selling stockholder, except as otherwise set forth in the notes to the table and pursuant to applicable community property laws. Shares of common stock subject to warrants or options that are currently exercisable or will become exercisable within 60 days of January 31, 2011, are deemed outstanding for computing the percentage ownerships of the selling stockholder holding the warrants or options but are not deemed outstanding for computing the percentage ownership of any other selling stockholder. The percentages of beneficial ownership set forth below are based on 21,206,033 shares of common stock outstanding as of January 31, 2011. Information below with respect to each selling stockholder’s beneficial ownership has been furnished by such selling stockholder.
     Under the terms of the warrants, a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Number of	Maximum
	Shares of	Number of
	Common	Shares of
	Stock	Common Stock	Shares of Common Stock
	Beneficially	Being Offered	Beneficially Owned
	Owned Prior to	Pursuant to this	After Offering is Complete
Name of Selling Stockholder	Offering	Prospectus	Number		Percentage

Hudson Bay Master Fund, Ltd. (1)	923,583 (5)	107,127	816,456	(9)	3.7%
Iroquois Master Fund, Ltd. (2)	277,869 (6)	19,117	258,752	(10)	1.2%
GunnAllen Financial Inc. (3)	192,322 (7)	12,334	179,988	(11)	*
Norman K. Farra Jr. (4)	226,241 (8)	5,336	220,905	(12)	1.0%

*	Less than 1%

(1)	Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities.

(2)	Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act of 1934, as amended) of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(3)	Richard A. Frueh is the natural person who exercises the voting and dispositive power with respect to the shares owned by GunnAllen Financial Inc.

(4)	Norman K. Farra Jr. is a member of our board of directors.

(5)	Represents 16,456 shares of common stock and 907,127 shares issuable upon the exercise of warrants.

(6)	Represents 277,869 shares of common stock issuable upon the exercise of warrants.

(7)	Represents 192,322 shares of common stock issuable upon the exercise of warrants.

(8)	Represents 10,000 shares of common stock of which 5,500 are indirectly beneficially owned by Mr. Farra as custodian to his daughter, 100,618 shares of common stock issuable upon the exercise of warrants and 115,623 shares of common stock issuable upon the exercise of options.

(9)	Includes 800,000 shares of common stock that have been separately registered under a registration statement on Form S-3 (Registration No. 333-145580) which was declared effective on August 28, 2007.

(10)	Includes 57,996 shares of common stock that have been separately registered under a registration statement on Form S-3 (Registration No. 333-141890) which, as amended, was declared effective on July 9, 2007, 57,996 shares of common stock that have been separately registered under a registration statement on Form S-3 (Registration No. 333-148617) which, as amended, was declared effective on March 31, 2008, and 142,760 shares of common stock that have been separately registered under a registration statement on Form S-3 (Registration No. 333-145580) which was declared effective on August 28, 2007.

(11)	Includes 43,931 shares of common stock that have been separately registered under a registration statement on Form S-3 (Registration No. 333-141890) which, as amended, was declared effective on July 9, 2007, and 136,057 shares of common stock that have been separately registered under a registration statement on Form S-3 (Registration No. 333-148617) which, as amended, was declared effective on March 31, 2008.

(12)	Includes 27,711 shares of common stock that have been separately registered under a registration statement on Form S-3 (Registration No. 333-141890) which, as amended, was declared effective on July 9, 2007, and 67,571 shares of common stock that have been separately registered under a registration statement on Form S-3 (Registration No. 333-148617) which, as amended, was declared effective on March 31, 2008.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
     The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $15,127 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
LEGAL MATTERS
     The validity of the shares of common stock offered in this prospectus will be passed upon for us by Baker & McKenzie LLP, Chicago, Illinois.
EXPERTS
     Our financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 incorporated by reference in this prospectus and in the registration statement, of which this prospectus is a part, have been audited by Haskell & White LLP, independent registered public accounting firm, as set forth in their report. We have incorporated by reference our financial statements in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on Haskell & White LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other documents referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
     You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, Room 1580, Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
     We are subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.local.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:
•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2010, on Form 10-Q and on Form 10-Q/A for the quarterly period ended June 30, 2010 and on Form 10-Q for the quarterly period ended September 30, 2010;

•	Our current reports on Form 8-K filed on January 5, 2010, February 1, 2010, February 9, 2010, February 16, 2010, March 15, 2010, April 2, 2010 (on Form 8-K and on Form 8-K/A), April 22, 2010, April 27, 2010, June 1, 2010, June 2, 2010, June 8, 2010, June 11, 2010, June 15, 2010, July 1, 2010, July 8, 2010, July 22, 2010, July 26, 2010, August 3, 2010, August 4, 2010, August 6, 2010, August 10, 2010, August 31, 2010, September 3, 2010, October 6, 2010, October 13, 2010, October 19, 2010, November 4, 2010; November 9, 2010, December 15, 2010, January 3, 2011 (on Form 8-K/A), January 5, 2011, January 6, 2011, January 6, 2011 (on Form 8-K/A), January 7, 2011, January 10, 2011, January 14, 2011, January 20, 2011 and February 7, 2011; and

•	The description of our common stock contained in our registration statement on Form SB-2 filed with the SEC on June 29, 2004 and amended on August 11, 2004, September 16, 2004, October 7, 2004, and October 18, 2004.
     All documents filed (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules) by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of this registration statement, whether before or after it is declared effective, and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.
     Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the SEC, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

     Information that is “furnished to” the SEC shall not be deemed “filed with” the SEC and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.
     You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents free of charge upon written or oral request to Investor Relations, Local.com Corporation, 7555 Irvine Center Drive, Irvine, California 92618, telephone: (949) 784-0800.

Part II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses payable by the Registrant in connection with the registration of the securities being offered by this Registration Statement. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$127
Accounting fees and expenses	5,000
Legal fees and expenses	5,000
Printing and engraving expenses	1,000
Miscellaneous	4,000

Total	$15,127

Item 15.	Indemnification of Directors and Officers.
     As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.
     These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
     As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:
•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.
     Our amended and restated certificate of incorporation, attached as an exhibit to our Registration Statement on Form SB-2, Amendment No. 2, filed with the SEC on September 16, 2004, the amendment to our restated certificate of incorporation, attached as an exhibit to our Current Report on Form 8-K filed with the SEC on August 17, 2009, and our amended and restated bylaws, attached as an exhibit to our Current Report on Form 8-K filed with the SEC on November 2, 2007, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.9 to our Registration Statement on Form SB-2, Amendment No. 1, filed with the Securities and Exchange Commission on August 11, 2004, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
     Registration rights agreements between the Registrant and various investors provide for cross-indemnification in connection with registration of the registration’s common stock on behalf of those investors.
     These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 16.	Exhibits

Exhibit
Number	Exhibit Description
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant

3.2(2)	Amendment to Restated Certificate of Incorporation of the Registrant

3.3(3)	Amended and Restated Bylaws of the Registrant

4.1(4)	Securities Purchase Agreement dated July 31, 2007 by and among the Registrant and the investors listed on the Schedule of Buyers attached to the Securities Purchase Agreement.

4.2(4)	Registration Rights Agreement dated July 31, 2007 by and among the Registrant and the investors listed on the Schedule of Buyers attached to the Securities Purchase Agreement filed as Exhibit 4.1.

4.3(4)	Form of Series [A] [B] Warrant.

4.4 (1)	Specimen of common stock certificate.

4.5 (5)	Preferred Stock Rights Agreement, dated as of October 15, 2008, by and between Local.com Corporation and Computershare Trust Company, N.A., as Rights Agent (which includes the form of Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Local.com Corporation as Exhibit A thereto, the form of Rights Certificate as Exhibit B thereto, and the Stockholder Rights Plan, Summary of Rights as Exhibit C thereto).

5.1	Opinion of Baker & McKenzie LLP.

23.1	Consent of Haskell & White LLP, independent registered public accounting firm.

23.2	Consent of Baker & McKenzie LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see Page II-5 of this Form S-3).

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form SB-2, Amendment No. 2, filed with the SEC on September 16, 2004.

(2)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on August 17, 2009.

(3)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on November 2, 2007.

(4)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2007.

(5)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on October 15, 2008.

Item 17.	Undertakings
(a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (5) That for the purpose of determining liability under the Securities Act to any purchaser:

     (i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x), for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference in to the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on February 11, 2011.

LOCAL.COM CORPORATION
/s/ Heath B. Clarke
Heath B. Clarke
Chairman and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Heath B. Clarke and Kenneth S. Cragun and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Heath B. Clarke Heath B. Clarke	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 11, 2011

/s/ Kenneth S. Cragun Kenneth S. Cragun	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 11, 2011

/s/ Norman K. Farra Jr. Norman K. Farra Jr.	Director	February 11, 2011

/s/ Philip K. Fricke Philip K. Fricke	Director	February 11, 2011

/s/ Theodore E. Lavoie Theodore E. Lavoie	Director	February 11, 2011

/s/ John E. Rehfeld John E. Rehfeld	Director	February 11, 2011

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant

3.2(2)	Amendment to Restated Certificate of Incorporation of the Registrant

3.3(3)	Amended and Restated Bylaws of the Registrant

4.1(4)	Securities Purchase Agreement dated July 31, 2007 by and among the Registrant and the investors listed on the Schedule of Buyers attached to the Securities Purchase Agreement.

4.2(4)	Registration Rights Agreement dated July 31, 2007 by and among the Registrant and the investors listed on the Schedule of Buyers attached to the Securities Purchase Agreement filed as Exhibit 4.1.

4.3(4)	Form of Series [A] [B] Warrant.

4.4 (1)	Specimen of common stock certificate.

4.5 (5)	Preferred Stock Rights Agreement, dated as of October 15, 2008, by and between Local.com Corporation and Computershare Trust Company, N.A., as Rights Agent (which includes the form of Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Local.com Corporation as Exhibit A thereto, the form of Rights Certificate as Exhibit B thereto, and the Stockholder Rights Plan, Summary of Rights as Exhibit C thereto).

5.1	Opinion of Baker & McKenzie LLP.

23.1	Consent of Haskell & White LLP, independent registered public accounting firm.

23.2	Consent of Baker & McKenzie LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see Page II-5 of this Form S-3).

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form SB-2, Amendment No. 2, filed with the SEC on September 16, 2004.

(2)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on August 17, 2009.

(3)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on November 2, 2007.

(4)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2007.

(5)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on October 15, 2008.